Filed by BCAC Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Form S-4 File No. 333-262669

Subject Company:

eCombustible Energy LLC

eCombustible Energy Awarded Construction and Environmental

Permit for Fuel Supply Modules at Global Mining Company Anglo

American Nickel Mine in Brazil

Marks First Governmental Approval in Brazil

Commercialization Phase of Technology Expected to Commence Q4 2022

Partnership to Support Anglo American’s Carbon-Neutrality Commitment

Miami, FL – March 21, 2022—eCombustible Energy LLC, a leading innovator and provider of customizable hydrogen-based fuel for thermal industrial applications, has received authorization from Brazil’s Ministry of State for the Environment and Sustainable Development to begin construction and installation activities of its patented fuel supply modules at a nickel mine in Brazil operated by Anglo American (LSE: AAL), a British multinational mining company.

Anglo American is a responsible producer of diamonds (through De Beers), copper, platinum group metals, premium quality iron ore and metallurgical coal for steelmaking, and nickel, with crop nutrients in development, and is committed to being carbon neutral across its operations by 2040. The company recently signed an agreement with the mineral-rich Brazilian state of Minas Gerais to invest up to $800 million through 2025 in local operations.

The permit covers construction and environmental approvals for eCombustible’s Anglo American three phased project. Phase 1 covers a seven-year supply contract to replace Liquefied petroleum gas (LPG) in pellet dryers at the mine with fuel supply modules that are designed to allow Anglo American to significantly reduce carbon emissions and support its Environmental, Social and governance (ESG) goals. Subsequent Phases 2 and 3 are expected to include replacing heavy fuel oil and pulverized coal in kilns for a total of 563,000 MMBTU/month or 225 MW of energy and are subject to negotiation of definitive documentation between eCombustible and Anglo American.

“Permitting for our Anglo-American project in Brazil is an important milestone for our company as we prepare to enter the commercialization phase with pre-commissioning or commercial start expected to commence in the fourth quarter of 2022,” said Jorge Arevalo, Chief Executive Officer of eCombustible Energy.

About Anglo American

Anglo American is a leading global mining company and its products are the essential ingredients in almost every aspect of modern life. Its portfolio of world-class competitive operations, with a broad range of future development options, provides many of the future-enabling metals and minerals for a cleaner, greener, more sustainable world and that meet the fast growing every day demands of billions of consumers. With its people at the heart of its business, Anglo American uses innovative practices and the latest technologies to discover new resources and to mine, process, move and market its products to its customers – safely and sustainably.

As a responsible producer of diamonds (through De Beers), copper, platinum group metals, premium quality iron ore and metallurgical coal for steelmaking, and nickel—with crop nutrients in development – Anglo American is committed to being carbon neutral across its operations by 2040. More broadly, Anglo American’s Sustainable Mining Plan commits to a series of stretching goals to ensure it works towards a healthy environment, creating thriving communities and building trust as a corporate leader. Anglo America works together with its business partners and diverse stakeholders to unlock enduring value from precious natural resources for the benefit of the communities and countries in which it operates, for society as a whole, and for its shareholders. Anglo American is re-imagining mining to improve people’s lives. For more information visit www.angloamerican.com.

About eCombustible

Founded in 2010 by Miami-based entrepreneur and investor Jorge Arevalo, eCombustible Energy offers a long-term fuel supply solution that is designed to provide the world’s most fossil-fuel dependent industries with a fuel that is carbon-free, cost-competitive, and requires little to no modification to existing customer equipment. The efficacy of its hydrogen-based fuel, eCombustible, has been validated through testing and independent assessments by third-party engineering firms. For more information visit www.ecombustible.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws, including (without limitation) statements regarding the potential benefits of the permit, the expectations of eCombustible Energy LLC (together with its subsidiaries and divisions, “eCombustible” or the “Company”) regarding the various phases of the proposed project, the anticipated timing of pre-commissioning or commercial start, the belief that the project will help Anglo American meet some of its ESG goals, eCombustible’s expectations regarding the scope of the project, and the potential benefits and attributes of eCombustible’s solution and technology. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following factors: the risk that the proposed Business Combination (as defined below) may not be completed in a timely manner, or at all; the risk that the proposed Business Combination disrupts current plans and operations of eCombustible; changes in the energy markets in which eCombustible competes, including with respect to its competitive landscape, technology evolution or regulatory changes, or changes in domestic and global general economic conditions; the risk that eCombustible is not able to recognize revenue for its solutions or secure additional contracts that generate revenue; the risk of contract cancellation, amendment or decisions not to implement additional phases of the projects; risks related to changes in fuel prices; the risk that eCombustible may not be able to execute its business strategy; risks related to the ongoing COVID-19 pandemic and response; costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination; risks related to competition in the markets in which eCombustible competes and intends to compete; risks related to the early stage of eCombustible’s business and its technology; eCombustible’s ability to obtain capital necessary in order to perform its services; costs associated with providing eCombustible fuel; risks related to market acceptance of eCombustible’s solution; the ability of eCombustible’s technology to perform as intended; and those factors that are or will be contained in the Registration Statement (as defined below) relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are or will be described in Benessere’s (as defined below) Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q, the “Risk Factors” section of the Registration Statement and other documents to be filed by BCAC Holdings (as defined below) and/or Benessere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. eCombustinble disclaims any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination among Benessere Capital Acquisition Corp. (“Benessere”), eCombustible and BCAC Holdings, Inc. (“BCAC Holdings”), and its wholly owned subsidiaries, and which we refer to as the “Business Combination,” BCAC Holdings has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-262669) (the “Registration Statement”). This Registration Statement includes a document that serves as a preliminary prospectus of BCAC Holdings and a preliminary proxy statement of Benessere, and is referred to as a proxy statement/prospectus. The Registration Statement has not become effective. Following the Registration Statement having been declared effective by the SEC, a final prospectus/definitive proxy statement and other relevant documents will be mailed to Benessere’s stockholders as of a record date to be established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that BCAC Holdings has or will file with the SEC, or that Benessere has or will file with the SEC or send to its stockholders, in connection with the proposed Business Combination. Before making any voting or investment decision, investors and security holders of Benessere, eCombustible and BCAC Holdings are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination, because these documents will contain important information about the proposed Business Combination and the parties to the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BCAC Holdings or Benessere, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Benessere, eCombustible, BCAC Holdings, and certain of their respective directors and officer, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Benessere’s stockholders in connection with the proposed Business Combination. Information concerning the interests of Benessere’s, eCombustible’s and BCAC Holdings’ participants in the solicitation, which may, in some cases, be different than the interests of Benessere’s, eCombustible’s and BCAC Holdings’ stockholders and equity holders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement relating to the Business Combination.

Prospective investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of such individuals in BCAC Holdings’ filings with the SEC, including the Registration Statement, and Benessere’s filings with the SEC, including its Form 10-K filed with the SEC on March 31, 2021. To the extent that holdings of Benessere’s securities have changed since the amounts in Benessere’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Such information will also be contained in the final prospectus/definitive proxy statement when available. You may obtain free copies of these documents from the source indicated in the paragraph above.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of eCombustible, Benessere, BCAC Holdings or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

INVESTOR RELATIONS CONTACT

Chris Tyson

Executive Vice President

MZ North America

Direct: 949-491-8235

ECEC@mzgroup.us